Amer Sports Corporation

AMER SPORTS CORPORATION: EXERCISE OF 2002 WARRANTS

A total of 28,500 Amer Sports Corporation's shares have been subscribed for as a result of an exercise of its 2002 warrants. The corresponding increase in the Company's share capital amounting to EUR 114,000 was registered on 8 February 2007. As a result of this increase, Amer Sports Corporation's share capital now totals EUR 288,338,016 and the total number of shares in issue is 72,084,504.

Shareholder rights commence from the registration date 8 February 2007. The new shares will be listed on the Helsinki Exchanges on 9 February 2007.

The subscription period of Amer Sport's 2002 warrant scheme will end on 31 December 2007.

AMER SPORTS CORPORATION
Communications

SUPPL

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com



07021077

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

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